SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

⌧
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2022

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-39123

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Silvergate Bank 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Silvergate Capital Corporation
4250 Executive Square, Suite 300
La Jolla, CA 92037

SILVERGATE BANK
401(K) RETIREMENT SAVINGS PLAN

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plan Committee, Plan Participants and Plan Administrator
  of the Silvergate Bank 401(k) Retirement Savings Plan
La Jolla, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Silvergate Bank 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2021.

Oak Brook, Illinois
October 13, 2023

Silvergate Bank 401(k) Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2022 and 2021

	2022	2021
ASSETS
INVESTMENTS

Investments, at fair value (Notes 2 and 4)	$19,339,632	$19,354,083

Investment, at contract value (Notes 2 and 5)	1,257,036	1,429,735

Total investments	20,596,668	20,783,818

RECEIVABLES

Notes receivable from participants (Note 2)	405,256	218,097
Employer’s contribution receivable	56,779	16,858

Total receivables	462,035	234,955

Total assets	21,058,703	21,018,773

NET ASSETS AVAILABLE FOR BENEFITS	$21,058,703	$21,018,773

Silvergate Bank 401(k) Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2022

ADDITIONS TO NET ASSETS ATTRIBUTED TO

Investment income (loss) (Note 2)

Net depreciation in fair value of investments	$(6,179,508)
Dividends	972,598
Interest	30,047

Net investment loss	(5,176,863)

Interest income on notes receivable from participants (Note 2)	15,311

Contributions

Employer’s matching	985,899
Participants’	3,240,919
Participant rollovers	2,335,454

Total contributions	6,562,272

Total additions	1,400,720

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO

Benefits paid to participants	1,335,000
Administrative expenses	25,790

Total deductions	1,360,790

Net increase	39,930

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	21,018,773

End of year	$21,058,703

Silvergate Bank 401(k) Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2022 and 2021

NOTE 1--DESCRIPTION OF PLAN

The following description of the Silvergate Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General	:
The Plan, which was adopted on January 1, 1999, and restated as of January 1, 2020, is a defined contribution plan covering substantially all employees of Silvergate Bank (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Retirement Plan Committee is responsible for oversight of the Plan and determines the appropriateness and monitors performance of the Plan’s investment offerings.

Contributions	:
Participant salary reduction contributions: Each year, participants may contribute up to 100% of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Such contributions are 100% vested and non-forfeitable. Participant contributions are subject to certain Internal Revenue Service (IRS) limitations.

Employee contributions may be made to the Plan as a Pre-tax Elective Deferral or a Roth Elective Deferral.

Participants may also make a voluntary Contribution election allowing a Participant to elect to contribute an amount up to six percent (6%) from the participant’s Compensation into a non-Roth account on an after-tax basis.

Employer discretionary matching contributions: The Company may make discretionary matching contributions to the Plan. The contributions would be allocated to eligible participants in an amount based on a discretionary percentage. As determined by the Plan, the Company shall not make discretionary matching contributions with respect to elective deferrals in excess of 6% of a participant’s compensation. For the year ended December 31, 2022, the Company made discretionary matching contributions of 50% up to the first 5% of participant salary reduction contributions, totaling $985,899. These contributions are subject to overall employer contribution limits and additions to individual participant account limits. Each participant will be vested in employer discretionary matching contributions per the vesting schedule.

Employer discretionary profit sharing contributions: The Company may make a discretionary profit sharing contribution to the Plan on behalf of each eligible employee who has completed at least 1,000 hours of service during the plan year and is employed by the Company on the last day of the plan year. The contribution would be allocated in an amount

NOTE 1--DESCRIPTION OF PLAN (Continued)

Contributions (continued)
designated by the Company to be allocated to each eligible employee group. The amount allocated to one eligible employee group need not bear any relationship to amounts allocated to any other eligible employee group. Each participant will be vested in employer discretionary profit sharing contributions per the vesting schedule. The Company has elected to not make a discretionary profit sharing contribution to the Plan for the year ended December 31, 2022.

Participant rollover contributions: Participants may also contribute amounts representing distributions from other qualified defined contribution or defined benefit plans (rollover).

Eligibility to participate	:	Employees are immediately eligible to participate in the Plan as of the next succeeding entry date, which is the first day of each plan year quarter.
Forfeitures	:
At December 31, 2022 and 2021, forfeited nonvested accounts held by the Plan totaled $7,427 and $4,537, respectively. These accounts will be used to pay administrative expenses of the Plan and to reduce future employer contributions. During 2022, forfeited nonvested accounts totaling $18,197 were used to pay administrative expenses. Forfeited nonvested accounts were not used to reduce employer contributions during 2022.

Notes receivable from participants	:
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account. The loan interest rates are set at 2% above the prime rate, as defined.

Participant accounts	:
Participants direct the investment of their contributions into various investment options offered by the Plan. Individual accounts are maintained for each plan participant. Each participants’ account is credited with the participants’ salary reduction and rollover contributions, employer discretionary matching contributions, employer discretionary profit sharing contributions and plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of benefits	:
On termination of service due to death, disability, or retirement, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. The distribution shall be made to the participant or beneficiary in accordance with the election of the participant. Participants may defer receiving these benefits until their normal retirement age if their vested account balance exceeds $5,000.

Participants may also elect to withdraw in cash certain vested amounts within his or her contribution account to the extent necessary to meet a financial hardship, in accordance with the regulations and rulings of the

NOTE 1--DESCRIPTION OF PLAN (Continued)

Payment of benefits (continued)	:	Internal Revenue Code (IRC). After the withdrawal, a stipulated period of time must lapse, as defined by the Plan, before a participant can make additional deferred contributions.
Voting rights	:	Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account.
Vesting	:
Participants are vested immediately in their participant salary reduction and rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts (employer discretionary matching contributions and employer discretionary profit sharing contributions) is based on years of vesting service. Accrued benefits vest as follows:

		Years of	Vested
		Service	Interest

		Less than 1	0%
		1	20%
		2	40%
		3	60%
		4	80%
		5 or more	100%

For vesting purposes, a year of service is defined as a plan year in which an employee works at least 1,000 hours. All years of service attained by an employee prior to reaching age eighteen are excluded for vesting purposes.

Participants become fully vested upon termination for reason of retirement, death or disability, or if the Plan is terminated. Non-vested benefits are forfeited by participants upon termination for reasons other than normal retirement, death or disability.

Administrative expenses	:
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and to distributions from participant accounts are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting	:	The financial statements of the Plan are presented on the accrual basis of accounting.

Investment valuation and income recognition	:
Investments are reported at fair value except for the fully benefit- responsive investment contract with an insurance company which is valued at contract value (see Note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for discussion of fair value measurements.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment valuation and income recognition (continued)	:
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants	:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses have been recorded as of December 31, 2022 and 2021.

Payment of benefits	:	Benefits are recorded when paid.
Use of estimates	:
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3--FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy under FASB ASC 820 and a description of the valuation methodologies used for assets measured at fair value are described as follows:

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock of the plan sponsor is traded on the NASDAQ exchange and is valued at the closing price.

The investments held in self-directed accounts include shares of money market funds and mutual funds valued at the NAV of shares held by the Plan. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock of the plan sponsor is traded on the NASDAQ exchange and is valued at the closing price.

NOTE 3--FAIR VALUE MEASUREMENTS (Continued)

Level 2 Fair Value Measurements

Inputs to the valuation methodology include (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in inactive markets, (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

The Plan held no level 2 assets as of December 31, 2022 and 2021.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan held no level 3 assets as of December 31, 2022 and 2021.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021:

	Assets at Fair Value as of December 31, 2022

	Level 1	Level 2	Level 3	Total Fair Value

Mutual funds	$18,810,538	$-	$-	$18,810,538
Self-directed brokerage account	206,289	-	-	206,289
Common stock	322,805	-	-	322,805

Total investments, at fair value	$19,339,632	$-	$-	$19,339,632

	Assets at Fair Value as of December 31, 2021

	Level 1	Level 2	Level 3	Total Fair Value

Mutual funds	$17,363,226	$-	$-	$17,363,226
Self-directed brokerage account	494,708	-	-	494,708
Common stock	1,496,149	-	-	1,496,149

Total investments, at fair value	$19,354,083	$-	$-	$19,354,083

NOTE 4--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive guaranteed investment contract with Empower Annuity Insurance Company of America. Empower Annuity Insurance Company of America maintains the contributions in a general account. The account is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Empower Annuity Insurance Company of America, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contract at December 31, 2022 and 2021 was $1,257,036 and $1,429,735, respectively. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula established by the contract issuer but may not be less than zero percent. The crediting interest rate is reviewed and determined by the contract issuer at least forty-eight hours before each calendar quarter. The contract cannot be terminated before the schedule maturity date.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the plan documents (including complete or partial plan termination or merge with another plan), (2) changes to the Plan’s prohibition on competing investment options or deleting of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestiture or spin- offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemptions under ERISA.

The plan administrator does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probable of occurring. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

NOTE 5--PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

NOTE 6--TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 30, 2020, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process.

NOTE 7--PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Silvergate Capital Corporation common stock and makes loans to participants, which are permitted party-in-interest transactions. The Plan held approximately 18,552 and 10,095 shares of Silvergate Capital Corporation common stock of the Company as of  December 31, 2022 and 2021. These shares had a fair value of approximately $322,805 and $1,496,149 as of December 31, 2022 and 2021, respectively.

Investment management services are provided by Empower Trust Company, LLC and Empower Annuity and Life Insurance Company of America. Empower Trust Company, LLC and Empower Annuity and Life Insurance Company of America are the custodians as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for these services are included in net depreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.  The plan sponsor pays directly any other fees related to the Plan’s operations. The Plan allows participants to take loans against their account balances, which are also considered party-in-interest transactions.

NOTE 8--RISKS AND UNCERTAINTIES

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market, credit risks, and risks associated with global events. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 9—SUBSEQUENT EVENT

On March 8, 2023, the Silvergate Capital Corporation announced the voluntary self-liquidation of the bank.

On March 31, 2023, the Board of Directors passed a resolution to terminate the Plan effective May 12, 2023. All participant accounts and plan assets were liquidated from the Plan as of August 2, 2023.

SUPPLEMENTARY INFORMATION

Silvergate Bank 401(k) Retirement Savings Plan
(EIN # 33-0244449) (Plan #001)
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

	Common stock - plan sponsor
*	Silvergate Capital Corporation	Silvergate Capital Corporation common stock - 18,552 shares		322,805
	Guaranteed investment contract
*	Empower Annuity Insurance Company of America	Empower Select Guaranteed Fund		1,257,036
	Mutual funds
	Allspring Investments	Allspring Special Small Cap Value Fund		68,803
	American Century Investments	American Century Mid Cap Value Fund		142,687
	Eaton Vance	Eaton Vance Atlanta Capital SMID-Cap Fund		111,256
	Fidelity Investments	Fidelity Advisor Strategic Dividend & Income Fund		265,235
*	Empower	Empower S&P Small Cap 600 Index Fund		243,662
	Invesco	Invesco Global Fund		224,608
	Janus Henderson	Janus Henderson Triton Fund		131,121
	PIMCO	PIMCO Income Fund		195,170
	PIMCO	PIMCO Total Return Fund		427,945
	Principal Investments	Principal Mid Cap Fund		132,253
	T. Rowe Price	T. Rowe Price All-Cap Opportunities Fund		875,658
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund		136
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund		253,237
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund		24,123
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund		688,545
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund		1,547,002
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund		1,831,366
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund		1,146,486
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund		2,083,376
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund		632,038

Silvergate Bank 401(k) Retirement Savings Plan
(EIN # 33-0244449) (Plan #001)
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2022

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

	Mutual funds (continued)
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund		1,243,387
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund		1,520,758
	T. Rowe Price	T. Rowe Price Retirement 2060 Fund		61,889
	T. Rowe Price	T. Rowe Price Retirement Balanced Fund		12,778
	Vanguard	Vanguard 500 Index Fund		3,244,392
	Vanguard	Vanguard Developed Markets Index Fund		631,822
	Vanguard	Vanguard Equity Income Fund		498,090
	Vanguard	Vanguard Mid Capacity Index Fund		572,715

	Self-directed brokerage
*	Empower	Empower Self Directed Brokerage Account		203,102
	Empower	Empower Self Directed Brokerage Account - Roth		3,187

	Total investments			20,596,668

*	Participant loans	Interest rates are 5.25% - 9.00% with maturity dates ranging from 2023 to 2052.		405,256
	Total			$ 21,001,924

* Indicates party-in-interest

In accordance with ERISA section 404(c), cost information is not required when reporting investments of an individual account plan that is participant or beneficiary directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUDIT COMMITTEE OF THE SILVERGATE BANK 401(K) RETIREMENT SAVINGS PLAN

/s/Karen Brassfield
Karen Brassfield

Date:  October 13, 2023